SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K
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                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
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For the Month of March, 1999                   Commission File Number: 001-12003
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                               MERIDIAN GOLD INC.
                 (Translation of Registrant's Name into English)

                          9670 Gateway Drive, 2nd Floor
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)
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Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [x]
                                     ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]
                                     ---    ---

Meridian Gold Inc.                                  [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive, 2nd Floor                               APPEARS HERE]
Reno, Nevada 89511
Phone: 775-850-3777
Fax: 775-850-3733
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                MERIDIAN GOLD REPORTS FIRST QUARTER 1999 RESULTS
                      (All dollar amounts in U.S. currency)

RENO, NEVADA, APRIL 21, 1999 -Meridian Gold Inc. is pleased to report first quarter 1999 gold production of 49,147 ounces at an average cash cost of $200 per ounce. The Company expects to achieve its 1999 full-year production target of 250,000 ounces of gold at a cash operating cost of $200 per ounce, as the El Penon mine is scheduled to start up in the fourth quarter of the year.

The Company recorded a loss of $3.1 million or $0.04 per share in the first quarter of 1999, compared with a loss of $5.1 million or $0.07 per share in the first quarter of last year. Sales for the first quarter were $12.2 million compared with $14.3 million last year as a result of slightly lower production and a lower realized gold price of $287 per ounce. During the first quarter, the Company closed out its remaining put option positions on gold, for a net gain of $6.7 million to be allocated as follows: $2.8 million in 1999; $2.3 million in 2000; and $1.6 million in 2001. These gains will be recognized in the respective fourth quarters of the years in which the options would have expired.

At Beartrack, gold production was 23,528 ounces versus 1998 first quarter production of 28,497 ounces, despite a higher ore grade and more tonnes mined, due to longer percolation times because of higher average heap heights, and the affect of normal spring runoff on solution grades in the latter part of the quarter. Cash costs were lower this quarter than in last year's quarter, at $206 versus $224 per ounce of gold, largely due to the higher grade. For 1999, Beartrack is expected to produce 110,000 ounces of gold at a cash cost of $205 per ounce.

At Jerritt Canyon, the Company's share of gold production was 25,619 ounces, higher than 1998's first quarter total of 24,133 ounces as a result of increased throughput and higher mill recoveries which more than offset a slightly lower average mill grade. Cash costs at Jerritt Canyon remained below $200 per ounce, at $194 versus the prior year quarter's $183. For 1999, Jerritt Canyon is expected to produce 100,000 ounces of gold at a cash cost of $210 per ounce.

Operating cash flow from Beartrack and Jerritt Canyon, including the liquidation of the Company's remaining put options on gold, was again positive, and despite the $21 million of capital spending (primarily at El Penon and funded partly by short-term bridge loans), cash and cash equivalents increased by $1.8 million from the end of 1998. At the end of the first quarter, Meridian had $35.9 million in cash and cash equivalents.

EL PENON CONSTRUCTION
At El Penon, construction and development are on schedule and on budget for the startup later this year. Mechanical completion of the processing plant is expected late in the third quarter with open pit ore providing the initial feed for the mill during the fourth quarter. With approximately 6 kilometers of underground development completed, the underground mines are on schedule to provide ore to the mill in the first quarter of 2000. The one kilometer drift from Quebrada Orito to Quebrada Colorada is more than two-thirds complete, and underground mine development of the high-grade Quebrada Colorada deposit is expected to start in late May.

EL PENON FINANCING AND HEDGING
Meridian is waiting for the final routine Chilean loan approvals for its $50 million debt facility through Standard Bank, which approvals are expected soon. To facilitate this process and the El Penon construction schedule, Meridian and Standard Bank have arranged a $30 million bridge credit facility, at the same interest rate terms as the debt facility, to fund the project until the Chilean approvals are granted. At the end of the quarter, Meridian had drawn $12.6 million against this facility.

Meridian has also completed a hedge program covering El Penon operating costs and debt service through the life of the debt facility. Hedging contracts have been entered into for approximately 485,000 ounces of gold and 9.3 million ounces of silver, representing about a third of projected annual gold production and half of expected annual silver production at El Penon. The silver hedges have been entered into as flat forward contracts at a price of $5.34 per ounce in each year, with a lease rate swap agreement in place during the last three years of the contracts. The gold hedges are in the form of flat forwards and graduating forwards. Average prices by year are as follows:

                           Gold                                Silver
                 -------------------------        ------------------------------
 Year            Ounces          Avg Price           Ounces            Avg Price
 ----            ------          ---------           ------            ---------
 1999                --              --              400,000             $5.34
 2000            88,440            $305            1,430,000             $5.34
 2001            91,800            $309            1,700,000             $5.34
 2002           103,310            $313            1,800,000             $5.34
 2003           107,680            $317            2,000,000             $5.34
 2004            93,770            $321            2,000,000             $5.34


EXPLORATION
The Company's exploration efforts are being focused in three areas. The first is El Penon, where drilling started near the end of the quarter on several high-quality targets, including Vista Norte, Playa, and Quebrada Colorada. The second area is the Rossi property, where Barrick Gold Corporation, which is earning a 60% interest in the property, initiated the construction of an underground decline into the STORM deposit with a first blast on March 10th. Initial results from Barrick's underground program should be available later this year. In addition, Barrick will also conduct a surface drilling program to test projected extensions of the Post-Betze fault onto the Rossi property. During the next two years, per the joint venture agreement on Rossi, Barrick is committed to spending $5 million on underground development and $5 million on grass-roots exploration at Rossi. An additional $5 million must be spent by Barrick over four years in order to earn a 60% interest in the project.

The third area of exploration is a grass roots program covering parts of Peru, Argentina and Mexico. Because of past successes in grass roots exploration, Meridian is excited to refocus some attention on this area of its business.

Meridian Gold Inc. is a growth gold business with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

---------------------------------
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (800) 572-4519
     Investor Relations             Fax: (775) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com


                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Operations
             (Unaudited and in US$ millions, except per share data)

                                                    Three Months
                                                   Ended March 31
                                                   --------------
                                                  1999        1998
                                                  ----        ----

Sales                                            $ 12.2      $ 14.3

Costs and expenses
      Cost of sales                                 9.0        10.5
      Depreciation, depletion & amortization        3.8         5.6
      Exploration costs                             1.8         2.4
      Selling, general and administrative
         expenses                                   1.1         1.7
                                                 -------     -------
Total costs and expenses                           15.7        20.2
                                                 -------     -------

Operating loss                                     (3.5)       (5.9)

Interest income                                     0.4         0.8
Loss on sale of assets                             (0.1)         --
                                                 -------     -------

Income (loss) before income taxes                  (3.2)       (5.1)
                                                 -------     -------

Provision for income taxes                          0.1          --
                                                 -------     -------

Net income (loss)                                $ (3.1)     $ (5.1)
                                                 =======     =======

Loss per common share                            $ (0.04)    $ (0.07)
                                                 =======     =======

Number of common shares used in earnings
      per share computations                       73.6        73.6
                                                 =======     =======



                               Meridian Gold Inc.
                           Operating Data (Unaudited)

                                                              Three Months
                                                             Ended March 31
                                                             --------------
                                                            1999        1998
                                                            ----        ----

Beartrack Mine
      Gold production - heap leach (ounces)                23,528      28,497
      Tonnes mined (thousands)
          Ore                                               1,077         811
          Waste                                               909       1,516
                                                           ------      ------
              Total                                         1,986       2,327

Average heap leach grade (grams / tonne)                      0.9         0.6

Cash cost of production / ounce                              $206        $224

Jerritt Canyon Joint Venture
      Gold production (Meridian Gold 30% share ounces):
          Milling                                          25,619      24,133

      Tonnes mined (thousands)
          Ore                                                 310         138
          Waste                                             2,948       4,106
                                                           ------      ------
              Total                                         3,258       4,244

      Mill tonnes processed (thousands)                       351         322
      Average mill ore grade (grams / tonne)                  8.4         8.6
      Mill recoveries                                       91.3%       90.6%

Cash cost of production / ounce                              $194        $183


Totals
Ounces of gold produced                                    49,147      52,630
Ounces of gold sold                                        42,022      48,285
Average realized price / ounce                               $287        $293

Cash cost of production / ounce                              $200        $206


Note: The calculation of cash costs of production conforms to the standards recommended by the Gold Institute.


                               Meridian Gold Inc.
                      Consolidated Condensed Balance Sheets
                                (In US$ millions)

                                                    March 31       December 31
                                                      1999            1998
                                                      ----            ----

Assets
Current Assets:
      Cash and cash equivalents                     $  35.9         $  34.1
      Trade and other receivables                       2.7             8.1
      Inventories                                       7.9             6.3
      Other current assets                              1.3             1.5
                                                    -------         -------
Total current assets                                   47.8            50.0
                                                    -------         -------

Property, plant and equipment, net                     74.5            57.5
Other assets                                            2.0             2.6
                                                    -------         -------

Total Assets                                        $ 124.3         $ 110.1
                                                    =======         =======


Liabilities and Shareholders' Equity
Current Liabilities:
      Accounts payable, trade and other                 3.6             3.9
      Short-term debt                                  12.5              --
      Accrued and other liabilities                    15.0             9.6
                                                    -------         -------
Total current liabilities                              31.1            13.5
                                                    -------         -------

Long-term liabilities                                  22.7            23.1
Shareholders' equity                                   70.5            73.5
                                                    -------         -------

Total liabilities and shareholders' equity          $ 124.3         $ 110.1
                                                    =======         =======



                               Meridian Gold Inc.
                             Statement of Cash Flows
                         (Unaudited and in US$ millions)


                                                           Three Months
                                                          Ended March 31
                                                          --------------
                                                         1999        1998
                                                         ----        ----

Net loss                                                $(3.1)      $(5.1)

Provision for depreciation, depletion and
      amortization                                         3.8         5.6
Change in assets and liabilities, net                      9.5        (1.4)
                                                        ------      ------

Net cash provided by (used in) operations                 10.2        (0.9)
                                                        ------      ------

Cash flows from investing activities:
      Capital spending                                   (21.0)       (3.0)
                                                        ------      ------

Cash flows from financing activities:
      Proceeds from short term borrowings                 12.5          --
      Proceeds from sale of common stock                   0.1          --
                                                        ------      ------

Net cash provided by (used in) financing
      activities                                          12.6          --
                                                        ------      ------

Increase (decrease) in cash and cash equivalents           1.8       (3.9)
                                                        ------      ------

Cash and cash equivalents, beginning of
      period                                              34.1        54.3
                                                        ------      ------

Cash and cash equivalents, end of period                 $35.9       $50.4
                                                        ------      ------